     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 2003
                                                     REGISTRATION NO. 333-104878
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _____________________
                               AMENDMENT NO. 4 TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             _____________________

                           PERSISTENCE SOFTWARE, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                              94-3138935
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                     1720 South Amphlett Blvd., Third Floor
                               San Mateo, CA 94402
                                 (650) 372-3600
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             _____________________

                              Christopher T. Keene
                             Chief Executive Officer
                           Persistence Software, Inc.
                     1720 South Amphlett Blvd., Third Floor
                               San Mateo, CA 94402
                                 (650) 372-3600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             _____________________

                                   COPIES TO:
                                  Laurel Finch
                               Amy Elizabeth Paye
                               Laura L. McDaniels
                                VENTURE LAW GROUP
                           A Professional Corporation
                               2775 Sand Hill Road
                              Menlo Park, CA 94025
                             _____________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                             _____________________

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. |_| _______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

         THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  Subject to Completion, dated October 10, 2003



                                   PROSPECTUS

                           PERSISTENCE SOFTWARE, INC.

                         509,382 shares of Common Stock
                         ______________________________

         THE SHARES OF COMMON STOCK OF PERSISTENCE SOFTWARE, INC. OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" ON PAGE 2 IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.
                         ______________________________

         The selling stockholders identified on page 16 of this prospectus are offering up to 375,869 outstanding shares of common stock and up to 133,513 shares of common stock underlying outstanding warrants to purchase common stock.

         The selling stockholders may be deemed to be "underwriters," as such term is defined in the Securities Act of 1933, as amended.

         Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "PRSW". All share numbers and per share prices in this prospectus have been adjusted to reflect a 1-for-10 reverse stock split effected on June 12, 2003.

         On October 9, 2003, the last sale price of our common stock on the Nasdaq SmallCap Market was $6.099 per share.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this prospectus is _____________ ___, 2003.

                                TABLE OF CONTENTS
                                -----------------
                                                                            PAGE
                                                                            ----


SUMMARY........................................................................1
RISK FACTORS...................................................................2
USE OF PROCEEDS...............................................................14
TRANSACTIONS WITH SELLING STOCKHOLDERS........................................14
PLAN OF DISTRIBUTION..........................................................14
SELLING STOCKHOLDERS..........................................................15
LEGAL MATTERS.................................................................18
EXPERTS.......................................................................18
WHERE YOU CAN FIND ADDITIONAL INFORMATION.....................................18
FORWARD-LOOKING STATEMENTS....................................................19

                                     SUMMARY

         Persistence provides a suite of data services products that sit between existing databases--such as Oracle and DB2--and application servers--such as BEA, WebLogic, IBM, WebSphere, and Microsoft .NET. Developers can configure these products, creating a "data services" layer that is designed to position business information for more efficient access for users, to dramatically reduce network traffic and data latency, and to achieve better application performance at a much lower infrastructure cost.

         Persistence caching solutions help systems "remember" answers from each processing step. When the system receives a request for which it has an answer, it can respond immediately, without traveling to back-end databases to generate an answer. Synchronization technology is designed to ensure that these cached answers remain accurate, even as the source data changes. Customer profile management, logistics, exchanges, trading desks, and supply chain management systems are just a few examples of query-intensive online systems that can realize significant increases in capacity and performance through online caching.

         We believe that our customers are able to more effectively manage enterprise data through re-architecting their IT infrastructure using Persistence data services products. Persistence data services solutions are designed to result in real-time, highly scalable, distributed applications without incurring the high costs of additional hardware and replicated databases. Decision makers and customers located at any location can now have an immediate "business visibility" into their data, that is, an up-to-date view into the data that they need, when and where they need it.

         Our EDGEXTEND data services software for Sun Microsystems' full Java 2 Platform, Enterprise Edition (J2EE, formerly known as Enterprise Java Beans or
EJB) application servers, C++ and .NET application servers offers a data architecture that integrates with IBM's WebSphere, BEA's WebLogic, and Microsoft ..NET, plus C++ application servers to support highly distributed and transaction-oriented applications both within data centers and in remote locations. Our DIRECTALERT product is a proactive, personalized client caching and notification reporting product for zero latency applications which extends the reach of enterprise systems to small form-factor devices such as mobile phones, wireless PDAs, and digital set-top boxes.


         We issued some of the shares of common stock being offered for sale under this prospectus to two of the selling stockholders in connection with two private placements of warrants to purchase our common stock on June 28, 2001, and October 18, 2002. We issued other shares of common stock to three of the selling stockholders in connection with a private placement of our common stock and warrants on November 26, 2002. For additional information concerning these private placements, you should refer to the section entitled "Transactions With Selling Stockholders" on page 14. The selling stockholders may sell the shares of common stock from time to time on the Nasdaq SmallCap Market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price or in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or principal or by a combination of such methods of sale. For additional information on the method of sale, you should refer to the section entitled "Plan of Distribution" on page 15.

         We were incorporated in May 1991 as Fulcrum Innovations, Inc. and subsequently changed our name to Persistence Software, Inc. Our principal executive offices are located at 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402 and our telephone number at that location is (650) 372-3600. References in the prospectus to "we," "our," "us," the "Company" and "Persistence" refer to Persistence Software, Inc., a Delaware corporation. Information contained on our website at http://www.persistence.com does not constitute part of this prospectus.

                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS INCLUDING OUR FINANCIAL STATEMENTS BEFORE DECIDING WHETHER TO BUY SHARES OF OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE INTENDED TO BE THE ONES THAT ARE SPECIFIC TO OUR COMPANY OR INDUSTRY AND THAT WE DEEM TO BE MATERIAL, BUT ARE NOT THE ONLY ONES THAT WE FACE. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE AND OTHER RISKS AND UNCERTAINTIES, AND YOU COULD LOSE PART OR ALL OF YOUR INVESTMENT.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY IN THE DATA SERVICES MARKETS, WE MAY NOT ACHIEVE OUR SALES TARGETS.

         Because we only commenced selling our products EDGEXTEND and DIRECTALERT in 2002, we have a limited operating history in the data services markets. We thus face the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in the rapidly changing software industry. These risks include:

         o the timing and magnitude of capital expenditures by our customers and prospective customers;

         o our need to achieve market acceptance for our new product introductions, including DIRECTALERT and EDGEXTEND;

         o our dependence for revenue from our POWERTIER product, which was first introduced in 1997 and has achieved only limited market acceptance;

         o our need to expand our distribution capability through various sales channels, including a direct sales organization, original equipment manufacturers, third party distributors, independent software vendors and systems integrators;

         o our unproven ability to anticipate and respond to technological and competitive developments in the rapidly changing market for dynamic data management;

         o our unproven ability to compete in a highly competitive market;

         o the decline in spending levels in the software infrastructure market;

         o our dependence on the Java programming language, commonly known as J2EE, becoming a widely accepted standard in the transactional application server market; and

         o our dependence upon key personnel.

BECAUSE WE HAVE A HISTORY OF LOSSES AND NEGATIVE CASH FLOW, WE MAY NOT BECOME OR REMAIN PROFITABLE.

         We may not achieve our targeted revenues, and we may not be able to achieve or maintain profitability in the future. We have incurred net losses each year since 1996. In particular, we incurred losses of $5.4 million in 2002, $15.1 million in 2001 and $16.7 million in 2000. As of March 31, 2003, we had an accumulated deficit of $62.4 million. While we are currently targeting decreases in sales and marketing, research and development, and general and administrative expenses for 2003, as compared to the levels of those expenses in 2002, we will still need to achieve our revenue targets in order to preserve cash. Because our product markets are new and evolving, we cannot accurately predict either the future growth rate, if any, or the ultimate size of the markets for our products.

IF WE ARE NOT ABLE TO GENERATE SUFFICIENT CASH FROM OPERATIONS TO FUND OUR BUSINESS AND FAIL TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, OUR OPERATING PLANS COULD BE RESTRICTED.

         Since inception, we have generally had negative cash flow from operations. To date, we have financed our business primarily through sales of common stock and convertible preferred stock and not through cash generated by our operations. We expect to have negative cash flow from operations for the year ending December 31, 2003. We are currently targeting that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs through at least March 31, 2004 provided that we meet our targets with respect to revenues and accounts receivable collections.

         If we experience difficulties in achieving our revenue and accounts receivable targets, our cash and cash equivalents may not be sufficient to meet our anticipated cash needs. Accordingly, our operating plans could be restricted and our business could be harmed. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of common stock, and the term of this debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders, and we may not be able to obtain additional financing on acceptable terms, if at all. If we are unable to obtain this additional financing, our business could be jeopardized.

THE UNPREDICTABILITY OF OUR QUARTERLY RESULTS MAY DEPRESS THE PRICE OF OUR COMMON STOCK.

         Our quarterly operating results have fluctuated significantly in the past and may continue to fluctuate significantly in the future as a result of a number of factors, many of which are outside our control. The timing of our sales is governed in part by our customers' capital spending budgets and thus we may experience an absolute decline in revenues from quarter to quarter. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. In addition to the other risk factors described in this prospectus, additional factors that may cause fluctuations of our operating results include the following:

         o        our ability to close relatively large sales on schedule;

         o        delays or deferrals of customer orders or deployments;

         o        delays in shipment of scheduled software releases;

         o shifts in demand for and market acceptance among our various products, including our newer products, EDGEXTEND and DIRECTALERT, and our older POWERTIER product;

         o the level of product competition in the application server and data services markets;

         o the mix of direct sales versus indirect distribution channel sales;

         o        the possible loss of sales people;

         o        the mix of products and services licensed or sold;

         o        the mix of domestic and international sales; and

         o our success in penetrating international markets and general economic conditions in these markets.

OUR SALES CYCLE IS LONG AND UNPREDICTABLE, SO IT IS DIFFICULT TO FORECAST OUR REVENUES.

         We typically receive a substantial portion of our orders in the last two weeks of each fiscal quarter because our customers often delay purchases of our products to the end of the quarter to gain price concessions. Any delay in sales of our products or services could cause our quarterly revenues and operating results to fluctuate. The typical sales cycle of our products is long and unpredictable and requires both a significant capital investment decision by our customers and our education of prospective customers regarding the use and benefits of our products. Our sales cycle is generally between three and nine months. A successful sales cycle typically includes presentations to both business and technical decision makers, as well as a limited pilot program to establish a technical fit. Our products typically are purchased as part of a significant enhancement to a customer's information technology system. The implementation of our products involves a significant commitment of resources by prospective customers. Accordingly, a purchase decision for a potential customer typically requires the approval of several senior decision makers. Our sales cycle is affected by the business conditions of each prospective customer, as well as the overall economic climate for technology-related capital expenditures. Because a substantial portion of our costs are relatively fixed and based on anticipated revenues, a failure to book an expected order in a given quarter would not be offset by a corresponding reduction in costs and could adversely affect our operating results.

WE DEPEND ON A RELATIVELY SMALL NUMBER OF SIGNIFICANT CUSTOMERS, AND THE LOSS OF ONE OR MORE OF THESE CUSTOMERS COULD RESULT IN A DECREASE IN OUR REVENUES.

         Historically, we have received a substantial portion of our revenues from product sales to a limited number of customers. In addition, the identity of our top five customers has changed from period to period, including year to year.

                                        % OF TOTAL REVENUES    IDENTITY AND % OF TOTAL REVENUES OF TOP
             PERIOD                     OF TOP 5 CUSTOMERS                   2 CUSTOMERS
             ------                     ------------------                   -----------

Six months ended June 30, 2003                  58%               Citigroup Global Markets.....30%
                                                                  Adobe Systems................14
Six months ended June 30, 2002                  64                Cablevision..................33
                                                                  Citigroup Global Markets.....19
Year ended December 31, 2002                    55                Cablevision..................26
                                                                  Citigroup Global Markets.....13
Year ended December 31, 2001                    45                Citigroup Global Markets.....15
                                                                  Cablevision..................11
Year ended December 31, 2000                    40                Citigroup Global Markets.....16
                                                                  Lucent Technologies...........6

         If we lose a significant customer, or fail to increase product sales to an existing customer as planned, we may not be able to replace the lost revenues with sales to other customers. In addition, because our marketing strategy is to concentrate on selling products to industry leaders, any loss of a customer could harm our reputation within the industry and make it harder for us to sell our products to other companies in that industry. The loss of, or a reduction in sales to, one or more significant customers would likely result in a decrease in our revenues. In addition, because a substantial portion of our revenues result from product sales to a limited number of customers, the identity of which change from quarter to quarter, in any given quarter the percentage contribution of PowerTier, EdgeExtend and DirectAlert to total license revenues varies, sometimes dramatically.


DECLINES IN SALES REVENUE MAY RESTRICT OUR GROWTH AND HARM OUR BUSINESS AND OUR ABILITY TO ACHIEVE OUR FINANCIAL OBJECTIVES.

         For the three years from 1997 through 2000, our sales revenues grew over the previous year by 88%, 42% and 75%, respectively. In 2001 sales declined from the previous year by 23% and in 2002 our sales revenues declined by 25%. We believe a substantial portion of the decline in sales of our products is due to the general downturn in information technology spending by our prospective customers, many of whom are Fortune 500 companies. If our prospective customers continue to defer spending on IT Infrastructure products, such as our products, our product sales may continue to decline. Our declining sales may also negatively affect our reputation with the investment community, which may lead to a decline in our stock price and may also discourage investors from purchasing our stock.

WE ARE CURRENTLY TARGETING THAT A MATERIAL PORTION OF OUR REVENUES WILL BE DERIVED FROM SALES OF OUR NEWEST PRODUCT, EDGEXTEND; HOWEVER, THERE ARE TECHNICAL AND MARKET RISKS ASSOCIATED WITH NEW PRODUCTS.

         Sales of our EDGEXTEND products currently represent a material percentage of our revenues. New products, like EDGEXTEND, often contain errors or defects, particularly when first introduced. Any errors or defects could be serious or difficult to correct and could result in a delay of product release or adoption resulting in lost revenues or a delay in gaining market share, which could harm our revenues and reputation. In addition, market adoption is often slower for newer products, like EdgeXtend, than for existing products. Because we are focusing our marketing and sales efforts on our newer EDGEXTEND data services product, any failure in market adoption of this product could result in our failure to meet our revenue goals.

BECAUSE OUR PRODUCTS PROVIDE ADDITIONAL FEATURES TO SUCCESSFUL APPLICATION SERVER PRODUCTS FROM IBM AND BEA, THEY MAY ADD THESE FEATURES TO A FUTURE VERSION OF THEIR PRODUCT, REDUCING THE NEED FOR OUR PRODUCTS.

         Because IBM and BEA control the development schedule and feature set of their products, we need to maintain a good working relationship with IBM and BEA if we decide to develop future versions of EDGEXTEND for those new versions of WebSphere and WebLogic. Failure to develop future versions compatible with the latest versions from IBM and BEA could greatly reduce market acceptance for our products. IBM or BEA could add features to their products, which would reduce or eliminate the need for our products, which could harm our business. They could develop their products in a more proprietary way to favor their own products, or as those offered by a third party, which could make it much harder for us to compete in the J2EE software market.

WE DEPEND ON THE JAVA PROGRAMMING LANGUAGE, THE ENTERPRISE JAVABEANS STANDARD AND THE JAVA 2 ENTERPRISE EDITION (J2EE) STANDARD AND DISTRIBUTED OBJECT COMPUTING. IF THESE TECHNOLOGIES FAIL TO GAIN ACCEPTANCE, OUR REVENUES COULD DECREASE.

         We are focusing our marketing efforts on our EDGEXTEND products, which are based on three technologies, which have not been widely adopted by a large number of companies. These three technologies are a distributed object computing architecture, Sun Microsystems' Java programming language and J2EE. Distributed object computing combines the use of software modules, or objects, communicating across a computer network to software applications, such as our EDGEXTEND products. Our products depend upon and conform to the EJB standard. Sun Microsystems released the EJB standard in 1998, and thus far EJB has had limited market acceptance. EJB is a part of the J2EE standard; J2EE is the Java programming standard for use in an application server. Since most of our products depend upon the specialized J2EE and EJB standards, we face a limited market compared to competitors who may offer application servers based on more widely accepted standards, including the Java programming language. We expect a material portion of our future revenues will come from sales of products based on the J2EE standard. Thus, our success depends significantly upon broad market acceptance of distributed object computing in general, and Java application servers in particular. If J2EE and EJB does not become a widespread programming standard for application servers, our revenues and business could suffer.

IF WE DO NOT DELIVER PRODUCTS THAT MEET RAPIDLY CHANGING TECHNOLOGY STANDARDS AND CUSTOMER DEMANDS, WE WILL LOSE MARKET SHARE TO OUR COMPETITORS.

         The market for our products and services is characterized by rapid technological change, dynamic customer demands and frequent new product introductions and enhancements. Customer requirements for products can change rapidly as a result of innovation in software applications and hardware configurations and the emergence or adoption of new industry standards, including Internet technology standards. We may need to increase our research and development investment over our current targeted spending levels to maintain our technological leadership. Our future success depends on our ability to continue to enhance our current products and to continue to develop and introduce new products that keep pace with competitive product introductions and technological developments. For example, as Sun Microsystems introduces new J2EE specifications, we may need to introduce new versions of EDGEXTEND designed to support these new specifications to remain competitive. If IBM or BEA introduce new versions of WebSphere and WebLogic, we may need to introduce new versions of EDGEXTEND designed to support these new versions. If we do not bring enhancements and new versions of our products to market in a timely manner, our market share and revenues could decrease and our reputation could suffer. If we fail to anticipate or respond adequately to changes in technology and customer needs, or if there are any significant delays in product development or introduction, our revenues and business could suffer.

         Our EDGEXTEND for WebSphere product was released in March 2002, our EDGEXTEND for WebLogic product was released in August 2002 and our EDGEXTEND for ..NET product was released in October 2002. Any delays in releasing future enhancements to these products or new products on a generally available basis may materially effect our future revenues.

BECAUSE OUR DIRECT SALES TEAM IS CURRENTLY OUR MOST CRITICAL SALES CHANNEL, ANY FAILURE TO MAINTAIN AND TRAIN THIS TEAM MAY RESULT IN LOWER REVENUES.

         We must maintain a strong direct sales team to generate revenues. In the last several years, we have experienced significant turnover in our sales team. In the past, newly hired employees have required training and approximately six to nine months experience to achieve full productivity. Like many companies in the software industry, we are likely to continue to experience turnover in our sales force and we may not be able to hire enough qualified individuals in the future. As a result of our employee turnover, a number of our sales people are relatively new and we may not meet our sales goals. In addition, our recently hired employees may not become productive.

BECAUSE OUR FUTURE REVENUE GOALS ARE BASED ON OUR DEVELOPMENT OF A STRONG SALES CHANNEL THROUGH INDEPENDENT SOFTWARE VENDORS, SYSTEMS INTEGRATORS, OEM PARTNERS AND OTHER RESELLERS, ANY FAILURE TO DEVELOP THIS CHANNEL MAY RESULT IN LOWER REVENUES.

         To date, we have sold our products primarily through our direct sales force, but our ability to achieve revenue growth will depend in large part on our success in establishing and leveraging relationships with independent software vendors, system integrators, OEM partners and other third parties. It may be difficult for us to establish these relationships, and, even if we establish these relationships, we will then depend on the sales efforts of these third parties. In addition, because these relationships are nonexclusive, these third parties may choose to sell application servers, data management products or other alternative solutions offered by our competitors, and not our products. If we fail to successfully build our third-party distribution channels or if our third party partners do not perform as expected, our business could be harmed.

BECAUSE OUR PRODUCTS ARE OFTEN INCORPORATED INTO ENTERPRISE-WIDE SYSTEM DEPLOYMENTS, ANY DELAYS IN THESE PROJECTS MAY RESULT IN LOWER REVENUES.

         Because our products are often incorporated into multi-million dollar enterprise projects, we depend on the successful and timely completion of these large projects to fully deploy our products and achieve our revenue goals. These enterprise projects often take many years to complete and can be delayed by a variety of factors, including general or industry-specific economic downturns, our customers' budget constraints, other customer-specific delays, problems with other system components or delays caused by the OEM, independent software vendors, system integrators or other third-party partners who may be managing the system deployment. If our customers cannot successfully implement large-scale deployments, or they determine for any reason that our products cannot accommodate large-scale deployments or that our products are not appropriate for widespread use, our business could suffer. In addition, if an OEM, independent software vendors, system integrator or other third-party partner fails to complete a project utilizing our product for a customer in a timely manner, our revenues or business reputation could suffer.

BECAUSE WE COMPETE WITH SUN MICROSYSTEMS, WHO CONTROLS THE J2EE APPLICATION SERVER STANDARD, WE FACE THE RISK THAT THEY MAY DEVELOP THIS STANDARD TO FAVOR THEIR OWN PRODUCTS.

         Because Sun Microsystems controls the J2EE standard, we need to maintain a good working relationship with Sun Microsystems as we decide to develop future versions of EDGEXTEND, as well as additional products using J2EE, that will gain market acceptance. In March 1998, we entered into a license agreement with Sun Microsystems, pursuant to which we granted Sun Microsystems rights to manufacture and sell, by itself and not jointly with others, products under a number of our patents, and Sun Microsystems granted us rights to manufacture and sell, by ourselves and not jointly with others, products under a number of Sun Microsystems' patents. As a result, Sun Microsystems may develop and sell some competing products that would, in the absence of this license agreement, infringe our patents. Because Sun Microsystems controls the J2EE standard, it could develop the J2EE standard in a more proprietary way to favor a product offered by its own products, or a third party, which could make it much harder for us to compete in the J2EE software market.

MICROSOFT HAS ESTABLISHED A COMPETING APPLICATION SERVER STANDARD, WHICH COULD DIMINISH THE MARKET POTENTIAL FOR OUR PRODUCTS IF IT GAINS WIDESPREAD ACCEPTANCE.

         Our primary success has come in the J2EE market. Microsoft has established a competing standard for distributed computing, .NET. Our .NET products are new and unproven in the marketplace. If this standard gains widespread market acceptance over the J2EE or CORBA standards, our business could suffer. Because of Microsoft's resources and commanding position with respect to other markets and technologies, Microsoft's entry into the application server market may cause our potential customers to delay or change purchasing decisions. We expect that Microsoft's presence in the application server market will increase competitive pressure in this market.

WE FACE SIGNIFICANT COMPETITION FROM COMPANIES WITH GREATER RESOURCES THAN WE HAVE AND MAY FACE ADDITIONAL COMPETITION IN THE FUTURE.

         The markets for our products are intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We believe that the principal competitive factors in our markets are:

         o performance, including scalability, integrity and availability;

         o ability to provide a competitive return on investment to the customer;

         o        flexibility;

         o        use of standards-based technology (e.g. J2EE);

         o ease of integration with customers' existing enterprise systems;

         o        ease and speed of implementation;

         o        quality of support and service;

         o        security;

         o        company reputation and perception of viability; and

         o        price.

         In the EDGEXTEND market, alternative technology is available from a variety of sources. Companies such as Versant, Gemstone and Excelon are middleware vendors that offer alternative data management solutions that directly target EDGEXTEND's market. In addition, many prospective customers may build their own custom solutions.

         In the DIRECTALERT market, alternative approaches are provided by a variety of sources, including the potential for internal development. Company vendors such as SpiritSoft, TIBCO, and IBM provide message-oriented middleware software which may evolve into competitive products. Vendors such as webMethods and Business Objects provide alternative architectures for business intelligence information. DIRECTALERT is based on licensed technology, which the Company is licensed to distribute on a non-exclusive basis.

         We continue to sell current and earlier versions of POWERTIER for J2EE application server to current customers. Our competitors for POWERTIER include both publicly and privately-held enterprises, including BEA Systems (WebLogic), IBM (WebSphere), Oracle (OAS), Secant Technologies and Sun Microsystems (Sun ONE Application Server). Many customers may not be willing to purchase our POWERTIER products because they have already invested heavily in databases and other enterprise software components offered by these competing companies. Many of these competitors have pre-existing customer relationships, longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and larger installed bases of customers than we do.

IF THE MARKETS FOR INFRASTRUCTURE SOFTWARE FOR NETWORKS AND WEB-BASED PRODUCTS AND SERVICES DO NOT DEVELOP AS WE CURRENTLY ENVISION, WE MAY NOT BE ABLE TO ACHIEVE OUR PLANNED REVENUE TARGETS.

         Our performance and future success will depend on the growth and widespread adoption of the markets for infrastructure software for networks and web-based products and services. If these markets do not develop in the manner we currently envision, our business could be harmed. Moreover, critical issues concerning the commercial use of the Internet, including security, cost, accessibility and quality of network service, remain unresolved and may negatively affect the growth of the Internet as a platform for conducting various forms of electronic commerce. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased activity or due to increased government regulation.

OUR FAILURE TO MANAGE OUR RESOURCES COULD RESULT IN OUR FAILURE TO ACHIEVE OUR FINANCIAL OBJECTIVES.

         Achieving our planned revenue targets and other financial objectives will place significant demands on our management and other resources, in particularly because we must achieve our revenue and product development goals using both fewer people and less money. Our ability to manage our resources effectively will require us to continue to improve our sales process and to train, motivate and manage our employees. If we are unable to manage our business effectively within our current budget, we may not be able to retain key personnel and the quality of our services and products may suffer.

OUR SALES AND DEVELOPMENT EFFORTS COULD SUFFER IF WE CANNOT ATTRACT AND RETAIN THE SERVICES OF KEY EMPLOYEES.

         Our future success depends on the ability of our management to operate effectively, both individually and as a group. We are substantially dependent upon the continued service of our existing executive personnel, especially Christopher T. Keene, our Chief Executive Officer. We do not have a key person life insurance policy covering Mr. Keene or any other officer or key employee. Our success will depend in large part upon our ability to attract and retain highly-skilled employees, particularly sales personnel and software engineers. If we are not successful in attracting and retaining these skilled employees, our sales and product development efforts would suffer. In addition, if one or more of our key employees resigns to join a competitor or to form a competing company, the loss of that employee and any resulting loss of existing or potential customers to a competitor could harm our business. If we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees.

OUR SOFTWARE PRODUCTS MAY CONTAIN DEFECTS OR ERRORS, AND SHIPMENTS OF OUR SOFTWARE MAY BE DELAYED.

         Complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Our products have in the past contained and may in the future contain errors and defects, which may be serious or difficult to correct and which may cause delays in subsequent product releases. Delays in shipment of scheduled software releases or serious defects or errors could result in lost revenues or a delay in market acceptance, which could have a material adverse effect on our revenues and reputation.

WE MAY BE SUED BY OUR CUSTOMERS FOR PRODUCT LIABILITY CLAIMS AS A RESULT OF FAILURES IN THEIR CRITICAL BUSINESS SYSTEMS.

         Because our customers use our products for important business applications, errors, defects or other performance problems could result in financial or other damages to our customers. They could pursue claims for damages, which, if successful, could result in our having to make substantial payments. Although our purchase agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. A product liability claim brought against us, even if meritless, would likely be time consuming and costly for us to litigate or settle.

A SIGNIFICANT PORTION OF OUR REVENUES IS DERIVED FROM INTERNATIONAL SALES, WHICH COULD DECLINE AS A RESULT OF LEGAL, BUSINESS AND ECONOMIC RISKS SPECIFIC TO INTERNATIONAL OPERATIONS.

         Our future success will depend, in part, on our successful development of international markets for our products. Approximately 41% of our total revenues came from sales of products and services outside of the United States for the six months ended June 30, 2003 and approximately 20% of our total revenues came from sales of products and services outside of the United States for the six months June 30, 2002. Approximately 44% of our total revenues came from sales of products and services outside of the United States for the year ended December 31, 2002, and approximately 33% of our total revenues came from sales of products and services outside of the United States for the year ended December 31, 2002. We expect international revenues to continue to represent a significant portion of our total revenues. To date, almost all of our international revenues have resulted from our direct sales efforts. In international markets, however, we expect that we will depend more heavily on third party distributors to sell our products in the future. The success of our international strategy will depend on our ability to develop and maintain productive relationships with these third parties. The failure to develop key international markets for our products could cause a reduction in our revenues. Additional risks related to our international expansion and operation include:

         o difficulties of staffing, funding and managing foreign operations;

         o future dependence on the sales efforts of our third party distributors to expand business;

         o longer payment cycles typically associated with international sales;

         o        tariffs and other trade barriers;

         o failure to comply with a wide variety of complex foreign laws and changing regulations;

         o exposure to political instability, acts of war, terrorism and economic downturns;

         o        failure to localize our products for foreign markets;

         o        restrictions under U.S. law on the export of technologies;

         o        potentially adverse tax consequences;

         o reduced protection of intellectual property rights in some countries; and

         o        currency fluctuations.

         The majority of our product sales outside the United States are denominated in U.S. dollars. We do not currently engage in any hedging transactions to reduce our exposure to currency fluctuations as a result of our foreign operations. We are not currently ISO 9000 compliant, nor are we attempting to meet all foreign technical standards that may apply to our products. Our failure to develop our international sales channel as planned could cause a decline in our revenues.

IF WE DO NOT PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITIVE POSITION MAY BE IMPAIRED.

         Our success depends on our ability to protect our proprietary rights to the technologies used in our products, and yet the measures we are taking to protect these rights may not be adequate. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and services, which could harm our business. We rely on a combination of patents, copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary technology, but these legal means afford only limited protection. Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs and diversion of management attention and resources.

WE MAY BE SUED FOR PATENT INFRINGEMENT, WHICH COULD BE TIME CONSUMING AND EXPENSIVE, AND, IF SUCCESSFUL, COULD REQUIRE US TO CEASE SELLING OR MATERIALLY CHANGE OUR PRODUCTS.

         The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. For example, we may be inadvertently infringing a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when it issues in the future. To address these patent infringement claims, we may have to enter into royalty or licensing agreements on disadvantageous commercial terms. Alternatively, we may be unable to obtain a necessary license. A successful claim of product infringement against us, and our failure to license the infringed or similar technology, would harm our business. In addition, any infringement claims, with or without merit, would be time-consuming and expensive to litigate or settle and would divert management attention from administering our core business.

FUTURE SALES OF OUR COMMON STOCK, INCLUDING THE SHARES BEING OFFERED BY THIS PROSPECTUS, MAY DEPRESS OUR STOCK PRICE.

         If our current stockholders sell substantial amounts of common stock, including the shares being offered by this prospectus, in the public market, the market price of our common stock could fall. In addition, these sales of common stock could impede our ability to raise funds at an advantageous price, or at all, through the sale of securities. As of July 31, 2003, we had approximately 2,406,430 shares of common stock outstanding. Virtually all of our shares, other than shares held by affiliates, are freely tradable. In addition, shares held by affiliates are tradable, subject to the volume and other restrictions of Rule
144. When the SEC declares the Registration Statement on Form S-3, of which this prospectus is a part, effective, the selling stockholders will be able to freely trade their shares in the public market, which could result in a decrease in the price of our stock, provided however, that the selling stockholders that are affiliated with Needham Capital Partners will be able to freely trade their shares subject to certain restrictions as a result of their status as an affiliate.

OUR STOCK PRICE HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE.

         Our common stock price has been and may continue to be highly volatile, and we expect that the market price of our common stock will continue to be subject to significant fluctuations, as a result of variations in our quarterly operating results and the overall volatility of the Nasdaq SmallCap Market. These fluctuations have been, and may continue to be, exaggerated because an active trading market has not developed for our stock. Thus, investors may have difficulty selling shares of our common stock at a desirable price, or at all.

         In addition, the market price of our common stock may rise or fall in the future as a result of many factors, such as:

         o        variations in our quarterly results;

         o announcements of technology innovations by us or our competitors;

         o        introductions of new products by us or our competitors;

         o        acquisitions or strategic alliances by us or our competitors;

         o        hiring or departure of key personnel;

         o        the gain or loss of a significant customer or order;

         o changes in estimates of our financial performance or changes in recommendations by securities analysts;

         o market conditions and expectations regarding capital spending in the software industry and in our customers' industries; and

         o adoption of new accounting standards affecting the software industry.

         The market prices of the common stock of many companies in the software and Internet industries have experienced extreme price and volume fluctuations, which have often been unrelated to these companies' operating performance. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its stock. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could harm our business.

IF WE DEFAULT ON OUR BANK COVENANTS, THE BANK MAY, AMONG OTHER THINGS, CEASE ADVANCING FUNDS, DEMAND IMMEDIATE REPAYMENT AND EXERCISE ALL OTHER RIGHTS AS A CREDITOR UNDER OUR AGREEMENTS.

         We have not been able to comply with tangible net worth covenants of our line of credit with Comerica Bank in the past, and we may not be able remain in compliance with our renegotiated terms with the bank in the future if we continue to have significant net losses. Our renegotiated terms require, among other things, that we maintain a tangible net worth of at least $2.25 million. In addition, we must experience net losses below $750,000 for the quarter ending June 30, 2003 and $250,000 for the quarter ending September 30, 2003, and we must show a profit of at least one dollar for each quarter thereafter. Borrowings under this facility are secured by substantially all of our assets, including our intellectual property. If we violate any covenant in our agreements with Comerica Bank, the bank may declare us in default of our obligations and could, among other things, refuse to advance us any additional funds under the line of credit, accelerate our repayment obligations under all our facilities, and exercise all of its other rights as a creditor under our facilities, including the sale of our assets, including our intellectual property. Please also refer to the "Management's Discussion and Analysis" section contained in our Amendment No. 1 on Form 10-Q/A to our quarterly report on Form 10-Q for the six months ended June 30, 2003 for further discussion of our credit facilities with Comerica Bank.


THE ANTITAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD DISCOURAGE A TAKEOVER THAT CERTAIN OF OUR STOCKHOLDERS MAY CONSIDER DESIRABLE.

         Provisions in our certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. These provisions may also discourage proxy contests or make it more difficult for stockholders to take corporate action. These provisions include the following:

         o establishing a classified board in which only a portion of the total board members will be elected at each annual meeting;

         o        authorizing the board to issue preferred stock;

         o        prohibiting cumulative voting in the election of directors;

         o limiting the persons who may call special meetings of stockholders;

         o        prohibiting stockholder action by written consent; and

         o establishing advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

                                 USE OF PROCEEDS

         The proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. As such we will not receive any of the proceeds from the sale of these shares, other than funds, if any, that we may receive upon the exercise of outstanding warrants held by the selling stockholders. As of October 9, 2003, the last sale price of our common stock on the Nasdaq SmallCap Market was $6.099, and therefore only the warrants issued to RCG Capital Markets Group, Inc. and Merriman Curhan Ford & Co. are currently in-the-money. We intend to use any net proceeds from the exercise of such warrants for general corporate purposes.

         Each of the warrants held by the selling stockholders contains a "net exercise" provision, which means that a selling stockholder may elect to pay the exercise price of the warrant by surrendering a portion of the shares underlying the warrant to us instead of paying us cash. If the selling stockholder chooses this "cashless" method of exercising the warrant, the selling stockholder will receive that number of shares equal to the number of shares which could have been purchased using the aggregate difference in value between the exercise price and the fair market value at the time of exercise.

         For example, if the selling stockholder holds a warrant to purchase 5,000 shares of our common stock at an exercise price of $3.80 per share and assuming that the fair market value of one share of our common stock is $4.00, then if the warrant is exercised in full, such selling stockholder would receive 250 shares of our common stock:

           X = 5,000 * ($4.00 - $3.80) = 5,000 * $0.20 = 250 shares
               -----------------------   -------------
                      $4.00                  $4.00

In the above example, if the selling stockholder were to pay us $19,000 in cash to exercise the warrant in full, we would be obligated to issue 5,000 shares to such selling stockholder.


                     TRANSACTIONS WITH SELLING STOCKHOLDERS

         On June 28, 2001, we issued a warrant to purchase up to 8,000 shares of our common stock at an exercise price of $5.70 per share (after giving effect to our reverse stock split) to RCG Capital Markets Group, Inc., an investor relations firm, in a private placement transaction in partial consideration for investor relations consulting services. In addition to issuing the warrant, we also continue to pay RCG Capital Markets Group, Inc. a monthly flat fee, plus expenses, for these services. The warrant becomes exercisable within a maximum of five years from the date of issuance, provided, however, that a certain portion of the shares underlying the warrant may become exercisable sooner upon the achievement of certain milestones or events as follows: (a) 1,000 shares shall become exercisable if a new sell-side analyst announces the commencement of research coverage of our company, up to a maximum of 2,000 shares; (b) 2,000 shares shall become exercisable after the closing sale price of our common stock price is more than $20.00 per share for 20 consecutive trading days; (c) 667 shares shall become exercisable if a new institutional investor acquires at least 0.5% of our outstanding stock, up to a maximum of 2,000 shares; and (d) all of the remaining shares that are not then exercisable shall be immediately exercisable as of the closing of a merger or acquisition of Persistence. As of July 21, 2003, 5,000 shares underlying this warrant have vested and become exercisable. This warrant contains a net exercise provision, which is a manner of cashless exercise explained in "Use of Proceeds" above. The warrant expires if unexercised on the earlier of June 28, 2007 or a merger or acquisition of Persistence.

         On October 18, 2002, we issued a warrant to purchase 5,000 shares of our common stock at an exercise price of $3.80 per share (after giving effect to our reverse stock split) to Merriman Curhan Ford & Co. in a private placement transaction in partial consideration for consulting services. In addition to issuing the warrant, we also contract with Merriman Curham Ford & Co. for strategic consulting services on a cash fee basis from time to time. The warrant contains a net exercise provision, which is a manner of cashless exercise explained in "Use of Proceeds" above, and it is fully vested as of the date of issuance. The warrant expires if unexercised on October 18, 2007.

         On November 26, 2002, we issued 375,869 shares of our common stock at a purchase price of $5.321 per share (after giving effect to our reverse stock split), and warrants to purchase up to 120,513 shares of our common stock at an exercise price of $7.125 per share (after giving effect to our reverse stock split), to certain purchasers affiliated with Needham Capital Partners identified under the heading "Selling Stockholders" on page 16 of this prospectus in a private placement transaction. The warrants each contain a net exercise provision, which is a manner of cashless exercise explained in "Use of Proceeds" above, and are fully vested as of the date of issuance. The warrants expire if unexercised on the earlier of November 26, 2007 or a merger or acquisition of Persistence. In connection with the issuance of these securities, we also appointed Thomas P. Shanahan, an affiliate of Needham Capital Partners, to our Board as a Class III director. Mr. Shanahan was also appointed to our Compensation Committee in January 2003. In addition, pursuant to the terms of a voting agreement among Persistence, such purchasers and Christopher T. Keene, our Chairman of the Board and Chief Executive Officer, Mr. Keene has agreed to vote for the election of such purchasers' designee to the Board for so long as such purchasers beneficially own at least 11% of our outstanding capital stock.

                              PLAN OF DISTRIBUTION

         We are registering shares on behalf of the selling stockholders. We are required to keep the Registration Statement on Form S-3 of which this prospectus is a part effective until the earlier of (i) the date when the selling stockholders have sold all the shares pursuant to the Registration Statement on Form S-3, (ii) the date on which all of the shares may be sold pursuant to Rule 144(k) under the Securities Act of 1933, as amended or (iii) _____________, 2004, the date that is 18 months after the date on which the Registration Statement on Form S-3 of which this prospectus is a part is declared effective by the SEC. We are also required to file an additional registration statement at the request of certain of the selling stockholders under certain circumstances.

         As used in this prospectus, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq SmallCap Market, or otherwise, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

         The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. After the date of this prospectus, the selling stockholders also may sell the common stock short and redeliver the shares to close out those short positions. The selling stockholders also may enter into option or other transactions or the creation of one or more derivative securities with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect those transactions). The selling stockholders also may pledge or hypothecate shares to a broker-dealer or other financial institution, and, upon a default, that broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction). In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

         The selling stockholders and any broker-dealers that act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. In addition, we have agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act and each of the selling stockholders have agreed to indemnify us against certain liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

         We have advised the selling stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of the shares offered under this prospectus in the market, and to their own activities and those of their affiliates. The selling stockholders have advised us that during the time they are engaged in attempting to sell the shares offered under this prospectus, they will:

         o not engage in any stabilization activity in connection with any of our securities;

         o provide a copy of the final prospectus to each person to whom shares may be offered, and to each broker-dealer, if any, through which any shares may be offered;

         o not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or any rights to acquire our securities other than as permitted under the Exchange Act; and

         o not effect any sale or distribution of the shares until after the prospectus has been appropriately amended or supplemented, if required.

         Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information as of May 30, 2003 with respect to the selling stockholders. We are unable to determine the exact number of shares that actually will be sold by the selling stockholders. We do not know how long the selling stockholders will hold the shares before selling them. We assume each selling stockholder will sell all shares offered by such selling stockholder in this prospectus.

         We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respects to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 2,406,430 shares of common stock outstanding on July 31, 2003.

         Asterisks represent beneficial ownership of less than one percent. Except as indicated in "Transactions with Selling Stockholders" on Page 14, or by the footnotes below, no selling stockholder has had any material relationship with us or any of our predecessors or affiliates within the last three years. Except as indicated by the footnotes below, none of the selling stockholders are broker-dealers or affiliates of broker-dealers. Each of the selling stockholders acquired the shares being offered in this prospectus in the ordinary course of business and at the time of acquisition no selling stockholder had direct or indirect agreements or understandings with any person to distribute such shares.

                                                        SHARES BENEFICIALLY       SHARES OFFERED     SHARES BENEFICIALLY
                                                            OWNED PRIOR              BY THIS             OWNED AFTER
                 SELLING STOCKHOLDER                      TO THE OFFERING         PROSPECTUS (1)       THE OFFERING (2)
                 -------------------                      ---------------           ----------         ----------------
                                                       Number (1)    Percent                         Number       Percent
                                                         ------      -------                         ------       -------
Needham Capital Partners III, L.P. (3)(4)                381,893        15.87%          381,893           --          *
     445 Park Avenue
     New York, NY 10022

Needham Capital Partners III (Bermuda), L.P. (3)(5)       75,273         3.13            75,273           --          *
     445 Park Avenue
     New York, NY 10022

Needham Capital Partners IIIA, L.P (3)(6)                 39,216         1.63            39,216           --          *
     445 Park Avenue
     New York, NY 10022

RCG Capital Markets Group, Inc. (7)                        8,000           *              8,000           --          *
     5635 E. Thomas Road
     Phoenix, AX 85018

Merriman Curhan Ford & Co. (8)                             5,000           *              5,000           --          *
     100 Pine Street, Suite 500
     San Francisco, CA 94111

-----------------------

*Represents less than 1 percent ownership

(1) After giving effect to a 1-for-10 reverse stock split of our common stock effective as of June 12, 2003.

(2) Assumes each selling stockholder will sell all shares offered by such selling stockholder in this prospectus.

(3) Needham Capital Management, L.L.C. is the general partner of each of Needham Capital Partners III, L.P. and Needham Capital Partners IIIA, L.P. Needham Capital Management (Bermuda), L.L.C. is the general partner of Needham Capital Partners III (Bermuda), L.P. Thomas P. Shanahan, a member of our board of directors, is a managing member of each of Needham Capital Management, L.L.C. and Needham Capital Management (Bermuda), L.L.C. Both Needham Capital Management, L.L.C. and Needham Capital Management (Bermuda), L.L.C., are affiliates of Needham & Company, Inc., which is a broker-dealer and member of the NASD.

(4) Includes 92,717 shares of common stock issuable upon exercise of a fully exercisable warrant at an exercise price of 7.125 per share. This warrant contains a net exercise provision. This warrant expires if unexercised on the earlier of November 26, 2007 or a merger or acquisition of Persistence.

(5) Includes 18,275 shares of common stock issuable upon exercise of a fully exercisable warrant at an exercise price of 7.125 per share. This warrant contains a net exercise provision. This warrant expires if unexercised on the earlier of November 26, 2007 or a merger or acquisition of Persistence.

(6) Includes 9,521 shares of common stock issuable upon exercise of a fully exercisable warrant at an exercise price of 7.125 per share. This warrant contains a net exercise provision. This warrant expires if unexercised on the earlier of November 26, 2007 or a merger or acquisition of Persistence.

(7) Consists of 8,000 shares of common stock issuable upon exercise of a warrant at an exercise price of $5.70 per share. RCG Capital Markets Group, Inc. may exercise the warrant in accordance with the following schedule:
     (i) 2,000 shares of common stock were exercisable as of June 28, 2001; and
     (ii) 6,000 shares of common stock shall become exercisable on or after June 28, 2006, subject to certain shares becoming exercisable earlier upon the achievement of certain milestones or events described under "Transactions with Selling Stockholders." The natural person holding sole voting and dispositive power over the shares held by the selling stockholder is A. Max Ramras. Mr. Ramras disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in the shares.

(8) Consists of 5,000 shares of common stock issuable upon exercise of a fully exercisable warrant at an exercise price of $3.80 per share. This warrant expires if unexercised on October 18, 2007. Merriman Curhan Ford & Co. (formerly known as RTX Securities Corporation) is a broker-dealer and member of the NASD, and is a subsidiary of RateXchange Corporation. The natural persons holding sole or shared voting and dispositive power over the shares held by the selling stockholder are D. Jonathan Merriman and Gregory S. Curhan. Each such person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in the shares.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for Persistence by Venture Law Group, A Professional Corporation, 2775 Sand Hill Road, Menlo Park, California 94025. Mark Medearis, a director of Venture Law Group, is our Assistant Secretary.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given on their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file our annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's Internet site at http://www.sec.gov.

         Our website is www.persistence.com. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports available free of charge as soon as reasonably practicable after we file these reports with the Securities and Exchange Commission.

         Our common stock is quoted on the Nasdaq SmallCap Market. Reports, proxy and information statements and other information concerning Persistence may be inspected at the Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders have sold all the shares.

         The following documents filed with the SEC are incorporated by reference in this prospectus:

         1. Our Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, as amended by Form 10-K/A filed with the SEC on June 20, 2003 and by Form-10-K/A filed with the SEC on August 12, 2003 (File No. 000-25857).

         2. Our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed on May 15, 2003, as amended by Form 10-Q/A filed with the SEC on June 23, 2003, and by Form 10-Q/A filed with the SEC on August 12, 2003 (File No. 000-25857).

         3. Our Quarterly Report on Form 10-Q for the six months ended June 30, 2003, filed on August 14, 2003, as amended by Form 10-Q/A filed with the SEC on October 7, 2003 (File No. 000-25857).

         4. The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on April 23, 1999 and any further amendment or report filed hereafter for the purpose of updating any such description. (File No. 000-25857).

         All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the effectiveness of this Registration Statement, shall be deemed to be incorporated by reference.

         We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to such documents. You should direct any requests for documents to Christine Russell, 1720 South Amphlett Blvd., Third Floor, San Mateo, California 94402, (650) 372-3600.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including those identified by the words "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" and similar expressions. These forward-looking statements include, among others, statements regarding:

         o the trends we see in our business and the markets in which we operate;

         o the features, functionality and market acceptance of our products (including newly launched products and services); and

         o our expectations for our future operating results and cash flows.

         These statements are subject to risks and uncertainties, including those set forth in the "Risk Factors" section beginning on page 1, and actual results could differ materially from those expressed or implied in these statements. All forward-looking statements included in this prospectus are made as of the date hereof. We assume no obligation to update any such forward-looking statement or reason why actual results might differ except as required by the Exchange Act. You should carefully review the section entitled "Risk Factors" and of our subsequently filings with the SEC.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   Other Expenses of Issuance and Distribution

         The following table sets forth the costs and expenses payable by the registrant in connection with the sale and distribution of the shares of common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the SEC registration fee.

                                                                   AMOUNT
                                                                 TO BE PAID
                                                                 ----------

SEC registration fee........................................   $        254.69
Legal fees and expenses.....................................         73,000.00
Accounting fees and expenses................................         30,000.00
Transfer agent fees.........................................          2,000.00
Miscellaneous expenses......................................         34,500.00
                                                               -----------------

         Total..............................................   $    139,754.69
                                                               =================

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Amended Bylaws provide generally for indemnification of our officers, directors, agents and employees to the maximum extent authorized and in the manner permitted by the General Corporation Law of the State of Delaware (the "DGCL"). Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for such person. The statute also expressly provides that the power to indemnify that it authorizes is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         As permitted by Section 102 of the DGCL, our stockholders have approved and incorporated provisions into Article XII of our Amended and Restated Certificate of Incorporation and Article XII of our Amended Bylaws eliminating a director's personal liability for monetary damages to us and our stockholders arising from a breach of a director's fiduciary duty, except for liability under
Section 174 of the DGCL or liability for any breach of the director's duty of loyalty to us or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. Persistence has also entered into agreements with its directors and certain of its officers that will require Persistence, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law. Persistence also maintains director and officer liability insurance.

         In connection with this offering, the selling stockholders have agreed to indemnify Persistence, its directors and officers and each such person who controls Persistence, against any and all liability arising from inaccurate information provided to Persistence by the selling stockholders and contained herein, up to a maximum of the net proceeds received by the selling stockholders from the sale of their shares hereunder, except in the case of willful fraud.

ITEM 16.   EXHIBITS

      EXHIBIT
       NUMBER     DESCRIPTION OF EXHIBIT
       ------     ----------------------

         4.2* Common Stock Warrant, Warrant No. W-CS-1, dated June 28, 2001, issued to RCG Capital Markets Group, Inc.

         4.3*** Common Stock Warrant, Warrant No. W-CS-2, dated October 18, 2002, issued to Merriman Curhan Ford & Co. (formerly known as RTX Securities Corporation).

         5.1***   Opinion of Venture Law Group, A Professional Corporation.

         10.12* Registration Rights Agreement dated as of June 28, 2001 between Persistence and RCG Capital Markets Group, Inc.

         10.19** Common Stock Purchase Agreement dated as of November 26, 2002 by and between Persistence Software, Inc. and Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P. and Needham Capital Partners III (Bermuda), L.P.

         10.20** Registration Rights Agreement dated as of November 26, 2002 by and between Persistence Software, Inc. and Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P. and Needham Capital Partners III (Bermuda), L.P.

         10.21** Voting Agreement dated as of November 26, 2002 by and between Persistence Software, Inc., Christopher T. Keene and Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P. and Needham Capital Partners III (Bermuda), L.P.

         10.22** Form of Common Stock Warrant dated as of November 26, 2002 issued Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P. and Needham Capital Partners III (Bermuda), L.P.

         10.23*** Registration Rights Agreement dated as of October 18, 2002 between Persistence and Merriman Curhan Ford & Co. (formerly known as RTX Securities Corporation).

         23.1     Independent Auditors' Consent.

         23.2***  Consent of Counsel (included in Exhibit 5.1).

         24.1***  Power of Attorney (see page II-5).

-----------------

         * Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001 and incorporated herein by reference.

         ** Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 27, 2002 and incorporated herein by reference.

         ***      Previously filed.

ITEM 17.   UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 10th day of October, 2003.


                                                     PERSISTENCE SOFTWARE, INC.

                                                     By: /S/  CHRISTINE RUSSELL
                                                         -----------------------
                                                         Christine Russell
                                                         Chief Financial Officer

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


  SIGNATURE                              TITLE                                      DATE
  ---------                              -----                                      ----

     /S/       *                         Chief Executive Officer and Director      October 10, 2003
  -----------------------------------    (Principal Executive Officer)
     Christopher T. Keene

     /S/  CHRISTINE RUSSELL              Chief Financial Officer and Secretary     October 10, 2003
  -----------------------------------    (Principal Accounting Officer)
     Christine Russell

     /S/       *                         Director                                  October 10, 2003
  -----------------------------------
     Lawrence Owen Brown

     /S/       *                         Director                                  October 10, 2003
  -----------------------------------
     Christopher Paisley

     /S/       *                         Director                                  October 10, 2003
  -----------------------------------
     Thomas P. Shanahan

     /S/       *                         Director                                  October 10, 2003
  -----------------------------------
     Sanjay Vaswani

*    /S/ Christine Russell
     ---------------------
     Christine Russell as attorney-in-fact


                                      II-4

                           PERSISTENCE SOFTWARE, INC.

                                INDEX TO EXHIBITS

    EXHIBIT NUMBER                    DESCRIPTION OF DOCUMENT
    --------------                    -----------------------

         4.2*     Common Stock Warrant, Warrant No. W-CS-1, dated June 28, 2001, issued to RCG Capital Markets Group, Inc.
         4.3***   Common Stock Warrant, Warrant No. W-CS-2, dated October 18,
                  2002, issued to Merriman Curhan Ford & Co. (formerly known as
                  RTX Securities Corporation).
         5.1***   Opinion of Venture Law Group, A Professional Corporation.
         10.12*   Registration Rights Agreement dated as of June 28, 2001
                  between Persistence and RCG Capital Markets Group, Inc.
         10.19**  Common Stock Purchase Agreement dated as of November 26, 2002 by and between Persistence Software, Inc. and Needham Capital
                  Partners III, L.P., Needham Capital Partners IIIA, L.P. and
                  Needham Capital Partners III (Bermuda), L.P.
         10.20**  Registration Rights Agreement dated as of November 26, 2002 by and between Persistence Software, Inc. and Needham Capital
                  Partners III, L.P., Needham Capital Partners IIIA, L.P. and
                  Needham Capital Partners III (Bermuda), L.P.
         10.21**  Voting Agreement dated as of November 26, 2002 by and between
                  Persistence Software, Inc., Christopher T. Keene and Needham
                  Capital Partners III, L.P., Needham Capital Partners IIIA,
                  L.P. and Needham Capital Partners III (Bermuda), L.P.
         10.22**  Form of Common Stock Warrant dated as of November 26, 2002 issued Needham Capital Partners III, L.P., Needham Capital
                  Partners IIIA, L.P. and Needham Capital Partners III
                  (Bermuda), L.P.
         10.23*** Registration Rights Agreement dated as of October 18, 2002 between Persistence and Merriman Curhan Ford & Co. (formerly known as RTX Securities Corporation).
         23.1     Independent Auditors' Consent.
         23.2***  Consent of Counsel (included in Exhibit 5.1).
         24.1***  Power of Attorney (see page II-5).

------------------------

         * Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001 and incorporated herein by reference.

         ** Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 27, 2002 and incorporated herein by reference.

         ***      Previously filed.